20 April 2026

RELX PLC

Transactions in own shares

RELX PLC announces that during the period 13 April 2026 to 17 April 2026 it purchased through J.P. Morgan Securities plc a total of 2,127,918 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange. The purchased shares will be held as treasury shares.

RELX PLC

Transaction details: RELX PLC ordinary shares of 14 51/116 pence each

Issuer name:	RELX PLC
ISIN:	GB00B2B0DG97
Intermediary name:	J.P. Morgan Securities plc
Intermediary Code:	JPMSGB2L
Time zone:	UTC
Currency:	GBP

Aggregated information

Date of purchase	Number of ordinary shares purchased	Highest price paid (p)	Lowest price paid (p)	Volume weighted average price paid per share (p)
13/4/2026	677,500	2513	2434	2473.8594
14/4/2026	663,388	2577	2502	2556.6928
15/4/2026	651,000	2632	2570	2597.9736
16/4/2026	136,030	2656	2611	2639.8595
17/4/2026	0	0	0	0.00

Following the settlement of the above transactions, RELX PLC holds 42,651,071 ordinary shares in treasury, and has 1,785,775,301 ordinary shares in issue (excluding treasury shares). Since 2 January 2026 RELX PLC has purchased 38,543,199 ordinary shares.

Disaggregated information

In accordance with UKLR 9.6.6R and Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), detailed information about the individual purchases is provided on a weekly basis and for the period above is provided here:

http://www.rns-pdf.londonstockexchange.com/rns/1739B_1-2026-4-20.pdf

Legal Entity Identifier: 549300WSX3VBUFFJOO66